SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

John D. Goodman

Chief Executive Officer

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copies to:

Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Leonard Chazen, Esq. Stephen A. Infante, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on August 31, 2009, by Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe” or the “Company”) (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Advent CR Holdings, Inc., a Delaware corporation (“Parent”), and Advent CR, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, together with the associated rights to purchase Series A Junior Participating Preferred Stock of the Company issued pursuant to the Rights Agreement, dated as of August 13, 2008 between the Company and Mellon Investor Services, LLC as Rights Agent, at a price of $17.50 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 31, 2009 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on August 31, 2009, as amended on September 16, 2009.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 1. Subject Company Information

Item 1(b), “Securities” is hereby amended and supplemented by inserting the following after the last sentence in the second paragraph on page 1 of the Schedule 14D-9 under the heading “Securities”:

“August 11, 2009 is the date used throughout this Schedule 14D-9 for disclosure relating to shares of Common Stock, options to purchase shares of Common Stock and Restricted Stock Awards because the date as of which the representation regarding the Company’s capitalization in Section 3.2 of the Merger Agreement was made was August 11, 2009.”

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the last sentence in the sixth full paragraph on page 16 of the Schedule 14D-9 under the heading “Background of the Offer”:

“Advent notified certain members of senior management on July 28, 2009 that they would receive term sheets the next day but did not begin discussions with those members of management until July 29, 2009, when they received the term sheets.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the last sentence of the last paragraph on page 29 of the Schedule 14D-9 under the heading “Opinion of Cowen—Overview of Analyses; Other Considerations”:

“During the past two years Cowen has not represented, or received any fees from, Advent or any of the Sponsor Funds (the foregoing not being addressed to any representations by Cowen of, or receipt by Cowen of any fees from, any other parties in which Advent or any of the Sponsor Funds may be deemed to have an economic interest).”

All of the following supplemental information regarding PJSC’s financial analyses, as financial advisors in connection with the Offer and the merger, should be read in the context of the entirety of the information regarding the PJSC Opinion, as applicable and PJSC’s financial analyses to arrive at the PJSC Opinion contained in Item 4 of the Schedule 14D-9 under the caption “Opinion of PJSC” and the full text of the PJSC Opinion attached as Annex III to the Schedule 14D-9.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented inserting the following after the fifth paragraph on page 33 of the Schedule 14D-9 under the heading “Opinion of PJSC—Discounted Cash Flow Analysis”:

“In performing its discounted cash flow analysis, PJSC calculated the discounted present value of the projected unlevered free cash flows of the Company utilizing discount rates ranging from 13.0% to 17.0%. PJSC utilized this range of discount rates after determining the Company’s weighted average cost of capital (WACC). PJSC calculated the Company’s WACC of 14.6% by taking the weighted average of the Company’s after-tax cost of debt (0.0%) and by utilizing the capital asset pricing model to determine the cost of the Company’s equity capital (14.6%). The capital asset pricing model is used to determine the expected return on an asset based on the risk associated with that asset (beta). The key assumptions used by PJSC in calculating the Company’s WACC are set forth below:

Risk Free Rate (a)	3.30%
Equity Risk Premium (b)	6.50%
Size Premium (b)	2.71%
Re-levered Comparable Company Beta (c)	1.37
Pre-tax Cost of Debt (d)	2.90%
Marginal Corporate Tax Rate (e)	36.70%
Net Debt to Total Capitalization	0.00%
Equity to Total Capitalization	100.00%

(a) U.S. 10-Year Treasury Yield as of August 21, 2009.

(b) From 2009 Ibbotson SBBI Valuation Yearbook (Size Premium for companies with a market capitalization between $218.7 million and $453.3 million).

(c) Calculated using predicted betas and capital structures of comparable companies from Barra’s Beta (as of July 28, 2009) and public filings, respectively

(d) Represents August 21, 2009 1-year LIBOR rate plus 150 basis points based on the Company’s revolver

(e) Normalized marginal tax rate based on comparable company public filings”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the last sentence of the first full paragraph on page 35 of the Schedule 14D-9 under the heading “Opinion of PJSC—Miscellaneous”:

“During the past two years PJSC has not represented, or received any fees from, Advent or any of the Sponsor Funds (the foregoing not being addressed to any representations by PJSC of, or receipt by PJSC of any fees from, any other parties in which Advent or any of the Sponsor Funds may be deemed to have an economic interest).”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by removing the fifth sentence in the second paragraph under the heading “Litigation” and inserting the following paragraph immediately after the second paragraph under the heading “Litigation”:

“On September 24, 2009, counsel for the parties in the Superior Partners lawsuit agreed upon the terms for a dismissal of the Superior Partners litigation, which includes plaintiff’s concurrence with and agreement to the dismissal with prejudice of all claims against all of the defendants, including the Company and its directors, as was previously agreed with plaintiff in the Dalesandro lawsuit. The proposed dismissal is conditional upon, among other things, consummation of the Offer, final approval of the proposed settlement in the Dalesandro lawsuit by the court, and the execution of an appropriate stipulation of dismissal of the Superior Partners lawsuit on mootness grounds. Pursuant to the agreements with plaintiff’s counsel in the Superior Partners lawsuit, the Company will make certain supplemental disclosures which are contained in Amendment No. 4 to the Schedule 14D-9. None of the Company or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiff contends should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In addition, the parties agreed to present to the Superior Court of California a Stipulation of Dismissal (the “Stipulation of Dismissal”) and any other documentation as may be required in order to obtain approval by the court of the dismissal. The Stipulation of Dismissal will include a release of all claims against all defendants and their affiliates and agents held by the plaintiff. Subject to the court’s approval of the dismissal, the Company or its successors will pay an amount of attorneys’ fees and expenses. These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement of the Dalesandro lawsuit is not approved and such conditions are not satisfied, the Company and the individual defendants will continue to vigorously defend both these actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Charlotte Russe Holding, Inc.

By:	/s/ John D. Goodman
Name: John D. Goodman Title: Chief Executive Officer

Dated: September 24, 2009

5